================================================================================

                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549
                           ---------------------------


                                  SCHEDULE TO/A


                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                       the Securities Exchange Act of 1934


                                (Amendment No. 1)


                              THE NORTH FACE, INC.
                            (Name of Subject Company)


                            SEQUOIA ACQUISITION, INC.
                                       and
                                V.F. CORPORATION
                                   (Offerors)


                       COMMON STOCK, PAR VALUE $0.0025 PER
                                      SHARE
                         (Title of Class of Securities)

                           ---------------------------

                                    659317101
                      (Cusip Number of Class of Securities)

                              Frank C. Pickard III
                                V.F. Corporation
                        628 Green Valley Road, Suite 500
                              Greensboro, NC 27408
                            Telephone: (336) 547-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                              George R. Bason, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

                            CALCULATION OF FILING FEE

       Transaction valuation *                     Amount of filing fee**
       -----------------------                     ----------------------
             $25,514,458                                  $5,102

*Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 12,757,229 shares of common stock, par value $0.0025 per share (the "Shares"), at a price per Share of $2.00 in cash. Such number of Shares represents all of the Shares outstanding as of April 10, 2000.

**The filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $5,102       Filing Party: VF Corporation and
Form or Registration No.:  Schedule TO                Sequoia Acquisition, Inc.
                                        Date Filed:   April 19, 2000


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|
================================================================================

                         AMENDMENT NO. 1 TO SCHEDULE TO

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on April 19, 2000 (the "Schedule TO") by Sequoia Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of VF Corporation, a Pennsylvania corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.0025 per share (the "Shares"), of The North Face, Inc. (the "Company") for a price of $2.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) , respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

      ITEMS 1 THROUGH 9, 11 AND 12.

      Items 1 through 9, 11 and 12 of Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

      (1) The second sentence of the second paragraph of Section 8 of the Offer to Purchase is amended to read in its entirety as follows:

      "Neither Parent nor Parent's financial advisor assumes any responsibility for the accuracy of these projections."

      (2) Section 10 of the Offer to Purchase is amended and supplemented by adding the following sentence after the last sentence of the last paragraph:

      "No alternate financing plan currently exists."

      (3) The last paragraph of Section 16 of the Offer to Purchase is amended to read in its entirety as follows:

      "The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition in whole or in part at any time and from time to time and may be waived by Parent or Purchaser in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

      (4) Section 15 of the Offer to Purchase is amended and supplemented by adding the following paragraph after the second paragraph:

      "Parent filed a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of Shares in the Offer and the Merger on April 27, 2000 and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time on May 12, 2000, unless terminated earlier by the FTC or the Antitrust Division or Parent receives a request for additional information or documentary material prior to that time.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:      May 8, 2000


                             SEQUOIA ACQUISITION, INC.

                             By:      /s/ Frank C. Pickard III
                                ------------------------------
                                  Name: Frank C. Pickard III
                                  Title: Vice President and Assistant Secretary


                             VF CORPORATION

                             By:      /s/ Frank C. Pickard III
                                ------------------------------
                                   Name: Frank C. Pickard III
                                   Title: Vice President and Treasurer